EXHIBIT 99.1

SafeStop Carries Momentum into Second Half of 2017-2018 School Year

Increased Parent Connectivity and Appetite for Secure Data and Analytics,  Drive the Leading School Bus Tracking App to Continued Success

CHARLESTON, S.C., March 20, 2018 (GLOBE NEWSWIRE) -- SafeStop™, the industry-leading school bus tracking and communications app that lets parents know where the bus is and when it is coming, is building on the success of the first half of the 2017-2018 school year to carry momentum into the second half of the year.

For the third consecutive year, SafeStop has grown at a rapid pace in terms of buses tracked and registered users. SafeStop began the 2017-2018 school year with approximately 25,000 parents and guardians registered for the app, with more than 3,000 vehicles running on the platform. Already this school year, that number has risen to approximately 40,000 users and more than 3,500 vehicles. Service will be launching soon on over 600 new vehicles in multiple, major school districts in Tennessee and the company is conducting pilots with fleets over 1,000 vehicles in Maryland, Nevada, Illinois, Michigan and Wisconsin.

While parents continue to use SafeStop as an integral communications and safety tool, transportation professionals and school administrators are increasingly relying on the data collected and analysis provided to build more cost-effective transportation systems. By utilizing the app and its data platform SafeStop Analytics, school and district administrators can deliver vital bus information to the palm of a parent’s hand and dramatically reduce the number of phone calls they receive, allowing them to focus on improving overall safety and performance, all from inside SafeStop Analytics.

“In the past, we had to spend a lot of time answering phone calls from parents,” stated Cecelia Catherwood, Transportation Secretary of Falcon School District 49 in Colorado Springs, Colorado. “Now parents can simply use the app to find out whatever they need to know about the location of their child. I’ve worked in this department for 14 years, and have never seen a tool like this before. It’s great for the community because everyone can get informed immediately about the whereabouts of the school bus and their kids.”

SafeStop launched its services last fall for new school districts, contractors and shuttle systems in Massachusetts, Maine, Connecticut, New Jersey, South Carolina, Alabama, Florida, Texas, Colorado, Illinois, Indiana, Wisconsin, Missouri, Oregon and Manitoba, Canada. SafeStop continues to find strategic partnerships with GPS vendors, routing system vendors, transportation providers, and management and consulting firms to further expand its reach and create a more connected set of service providers in the transportation industry.

“SafeStop has experienced nice growth within the school transportation industry because the industry is seeing we’re built differently,” stated Patrick Gallagher, Director of Sales for SafeStop. “Other app providers have claimed to have a product that can accommodate the unique and ever-changing operations inside this industry. And now, not only are we seeing their customers transfer over to SafeStop, but the app is a fundamental offering in new school transportation and technology contracts. When there are frigid temperatures and winter weather, parents love using the app to know when the bus will arrive at the bus stop so the kids don’t have to stand out in the cold for too long. So it is important that this type of service is reliable every day.”

SafeStop is also partnering with entities inside and outside the school transportation industry. Last fall, the company signed an agreement that made SafeStop the official school bus tracking app for Zonar Systems, Inc., the industry’s number one provider of GPS services. SafeStop also provides its service for over two dozen transportation contractors across North America and several dozen school districts that own and operate their own transportation systems. And by integrating with several routing system providers, other GPS companies, and other K-12 technology and consulting providers, the company feels it is achieving the status as the most complete and universal school bus tracking app on the market.

“We look forward to wrapping up the second half of the school year with continued organic growth and expect to announce more customers and new partnerships in 2018,” added Gallagher.

SafeStop is available throughout the U.S. and Canada and is compatible with any transportation provider, any GPS hardware, and any routing software. To learn more about the SafeStop app, receive pricing, or schedule an online demo, please visit www.SafeStopApp.com.

About SafeStop
SafeStop, a product offered by SafeStop, Inc., is a powerful and secure application that connects parents and school administrators with the vehicles transporting their students. Created in 2013 by a transportation solutions provider with vast experience in the industry, SafeStop app provides a secure registration process, real-time map feature, estimated times of arrival, student scanning, SafeStop Analytics and an alerts and messaging center for its users. The app brings timely, accurate and valuable information to parents and school officials across North America. For more information, visit www.SafeStopApp.com.

For more information:
Patrick Gallagher
Director of Sales
800.843.8936
pgallagher@safestopapp.com